TDC Creates TDC Solutions as TDC Tele Danmark and TDC Internet are Merged

COPENHAGEN, Denmark, Dec. 12, 2002 (PRIMEZONE) -- TDC (NYSE:TLD) has decided to merge TDC Tele Danmark A/S and TDC Internet A/S into a new business line called TDC Solutions A/S, effective from January 1, 2003.

The creation of TDC Solutions enables TDC to fulfill several strategic and value adding objectives. The new organization is created to meet three success criteria:

 -- Improving customer orientation and branding of TDC
 -- Focus on broadband expansion with one customer interface
 -- Improving profitability and productivity.

TDC Solutions' President will be Lars Torpe Christoffersen, who until now has been President of TDC Internet.

"TDC strives to optimize resources and consequently we have decided to change the structure of the Danish landline and Internet operations. TDC Solutions will be focused on further improving customer orientation using TDC's well recognized brand name, expanding on the successful Danish ADSL broadband rollout and last but not least improving profitability and productivity, thus substantiating TDC's Outlook for 2002 and 2003 as presented November 4, 2002," said Henning Dyremose, CEO and President of TDC Group.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Total, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings:

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094

CONTACT:  TDC
          Investor Relations
          +45 3343 7680
          www.tdc.com